UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE ADDS TECHNICAL EXPERTISE

Vancouver, British Columbia / ACCESSWIRE / September 12, 2019 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com a financial technology services company, and its subsidiary Securter Systems Inc., announce a key addition to their strategic advisory team. The appointment will enhance commercialization of Digatrade/Securter’s patent-pending fintech security and convenience technology.

Effective immediately, new enterprise launch expert, Oleg Amurjuev, Ph.D, has agreed to serve in a formal advisory capacity to Digatrade/Securter in order to help ensure the company’s internal procedures make the most of the early-stage entrepreneurial opportunities, idea flow and commitment to rapid implementation. Dr. Amurjuev will also foster appropriate external business relationships.

Dr. Amurjuev is presently Program Director, Business Advisor and Instructor at York Entrepreneurship Development Institute. That organization has been ranked as No.1 in the world amongst university-linked business accelerators in 2018 by UBI Global, an independent Swedish data and advisory organization. https://ubi-global.com/about-us. This follows other awards won by YEDI in prior years. Dr. Amurjuev is also a part-time Instructor and Facilitator at the Schulich Executive Education Centre, focusing on corporate governance, business planning and technology commercialization.

As an author and co-author of eight books and over 100 articles, Dr. Amurjuev is a welcomed speaker in a number of international forums and conferences. Securter CEO, Steve Epstein, comments on the importance to Digatrade/Securter of this new professional relationship: “Oleg is not just incredibly talented, he is a terrific person. Our team culture is forming now – it’s valuable that his proven approach and positive vibe will become features of our tech launch. Oleg is in high demand because of his professional and personal qualities. Organizations seek him out. We’re fortunate that a professional of Dr. Amurjuev’s stature has chosen to connect with our mission. He will also help Digatrade/Securter form more alliances that have an impact on our launch, and in the university community for future collaboration. We are very proud that Oleg has accepted this advisory role.”

Digatrade/Securter’s focus is on the launch of patent-pending next generation credit card security and convenience features for online transactions to reduce staggering losses annually in the international card payments system that arise from unauthorized credit and debit card use or fraud. With this as its competitive foundation, Digatrade/Securter is also targeting provision of advanced automatic cryptocurrency conversion in credit card transactions that are easy for merchants and cardholders, regardless of the conventional or cryptocurrency denomination of merchant pricing.

Worldwide proliferation of cryptocurrency options for consumers has not yet resulted in standardized protocols by which conventional credit cards draw cryptocurrency holdings seamlessly, securely and affordably in terms of service fees – although a number of companies are making efforts in this space. It is considered by industry analysts to be a lucrative area for successful implementers in the future. Digatrade/Securter’s intended cross-platform integration of this cryptocurrency utility will increase both the user-friendliness of cryptocurrency and will perpetuate the relevance of conventional credit cards, simultaneously. This benefits all payment industry participants and consumers, worldwide. Digatrade/Securter is positioning itself to become one of the leaders in this field of expertise by delivering exceptionally practical and affordable solutions that are compliant with regulators in all points in the established payments system.

Digatrade’s business model is to make these solutions available to the global payments industry through implementation partnerships in return for fee-sharing derived from each transaction value. These nominal and affordable fees become large in aggregate because of the billions of transactions occurring annually. Online purchases by consumers and businesses are growing faster than other transaction categories because of the unmatched convenience that online provides. This is already the area of particular competitive strength for Digatrade/Securter, where its patented transaction security technology began.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: September 12, 2019	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO

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